Exhibit 99.1

MiX Telematics Limited

(Incorporated in the Republic of South Africa)

(Registration number 1995/013858/06)

JSE share code: MIX        ISIN: ZAE000125316

NYSE share code: MIXT

(“MiX Telematics” or the “Company”)

MIX TELEMATICS ANNOUNCES DATE OF THIRD QUARTER FISCAL 2014 CONFERENCE CALL AND WEBCAST

Midrand, South Africa, (January 15, 2014) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions, today announced it will report its third quarter fiscal 2014 results for the period ended December 31, 2013 before the U.S. financial markets open on Thursday, February 6, 2014.

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on February 6, 2014 to discuss the Company’s financial results and current business outlook.

—	The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.

—	To access the call, dial 1-888-523-1225 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-457-2697 (outside of the United States and South Africa).

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A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 7609565.

—	A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as software-as-a-service, or SaaS to customers in 112 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MIX Telematics American Depositary Shares are traded on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Sheila Ennis

ICR for MiX Telematics

ir@mixtelematics.com

+1-855-564-9835

Media Contact:

Phil Denning

ICR for MiX Telematics

phil.denning@icrinc.com

203-682-8246

15 January 2014

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